UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

30 Broadwick Street

London, W1F 8LX

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Current Report on Form 8-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Item 7.01 Regulation FD Disclosure.

On September 6, 2022, Virax Biolabs Group Limited issued a press release announcing that the Company will be presenting at the H.C. Wainwright Annual Global Investment Conference from September 12 - 14, 2022 at the Lotte New York Palace Hotel, New York, NY.

A copy of the press release dated September 6, 2022 is included as Exhibit 99.1 to this report.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No	Description

99.1	Press Release dated September 6, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	September 7, 2022	By:	/s/ Jason Davis
Jason Davis, Chief Financial Officer